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                         GENERAL MICROWAVE CORPORATION
                          5500 NEW HORIZONS BOULEVARD
                              AMITYVILLE, NY 11701

                                                               December 11, 1998

Dear General Microwave Shareholder:

You are cordially invited to attend a Special Meeting of the Shareholders of General Microwave Corporation, to be held at the headquarters of General Microwave, 5500 New Horizons Boulevard, Amityville, NY 11701 on January 6, 1999 at 10:00 a.m. local time.

At this meeting, you will be asked to approve and adopt an Agreement and Plan of Merger, as amended, among General Microwave, certain shareholders of General Microwave, Herley Industries, Inc. and GMC Acquisition Corporation, a wholly-owned subsidiary of Herley.

In the merger, for each share of General Microwave common stock you own, you will receive $18.00 in cash and a Warrant to purchase one share of Herley common stock at a price of $14.40 per share if the Warrant is exercised on or before January 11, 1999, and $15.60 per share if the Warrant is exercised after January 11, 1999. The $18.00 per share price, without taking into account the value of the Warrant, represents a 69% premium over the $10.625 per share closing market price of General Microwave common stock on August 21, 1998, which was the last full trading day before the announcement of the proposed merger between Herley and General Microwave. After the merger, General Microwave will be a subsidiary of Herley.

The Board of Directors of General Microwave has unanimously approved the merger agreement with Herley. The entire Board of Directors believes that the proposed merger is in the best interests of General Microwave's shareholders and, together with three other General Microwave shareholders, has granted proxies to Herley to vote their shares (approximately 30% in the aggregate) in favor of the merger agreement. The Board of Directors unanimously recommends that you vote in favor of the merger agreement.

The attached notice of meeting and proxy statement explain the proposed merger and provide specific information concerning the Special Meeting. Please read these materials carefully.

Whether or not you plan to attend the Special Meeting, I urge you to complete, sign and promptly return the enclosed proxy card to ensure that your shares will be voted at the meeting. The merger is an important decision for General Microwave and its shareholders. The merger cannot be completed unless shareholders holding two-thirds of the outstanding shares of General Microwave common stock approve the merger agreement.

On behalf of the Board of Directors, I thank you for your support and urge you to vote FOR adoption of the merger agreement.

                                          Sincerely,

                                          Sherman A. Rinkel
                                          Chairman of the Board